Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

December 3, 2009	For Immediate Release

NEWS RELEASE
GREAT PANTHER ANNOUNCES PROPOSED NAME CHANGE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR, the “Company”) is pleased to advise that it is seeking shareholder approval at its Extraordinary General Meeting on December 17, 2009, to change its name from Great Panther Resources Limited to Great Panther Silver Limited, without any change to its capital structure.

As one of the most rapidly growing primary silver producers in Mexico, with two 100% owned profitable mines, and having established four years of successive silver production records, management believes that the Company’s name should more clearly reflect its core activity.

“Great Panther generates more than 70% of its revenue from silver sales and the Company is committed to increasing its silver production and resources, as we continue to reduce production costs,” said Bob Archer, President & CEO. “As such, the new name should have a positive impact on investor and market recognition, and will make it easier for shareholders and prospective investors worldwide to access the Company through on-line generic searches,” he said.

In addition to shareholder approval, the change of name is subject to regulatory filings. It is anticipated that upon the name change becoming effective, the common shares of the Company will continue to trade under the symbol GPR.

In addition, the Company has granted 855,000 incentive stock options to consultants, staff and a director at an exercise price of $0.90 and expiring on December 2, 2014.

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Kaare Foy”

Kaare G. Foy
Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.